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SEC FILE NUMBER
8-53212

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 AND ENDING12/31/05

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IXIS Derivatives Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 West 57th Street
(No. and Street)

New York **New York** **10019**
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Papatsos **(212) 891-6197**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
JUN 21 2006
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – if individual, state last, first, middle name)

300 Madison Avenue **New York** **NY** **10017**
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 31 2006
WASH, D.C.
152

CHECK ONE:
(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, John Papatsos, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IXIS Derivatives Inc., as of December 31, 2005, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

John Papatsos

Financial Principal
Title

Notary Public

ANNE J. EQUALE
Notary Public, State of New York
No. 41-4706916
Qualified in Queens County
Commission Expires 2/22/10

IXIS Derivatives Inc.

(A wholly owned subsidiary
of IXIS Capital Markets North America Inc.)

Statement of Financial Condition
December 31, 2005
(Available for public inspection)

IXIS Derivatives Inc.
Table of Contents
December 31, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors
and Stockholder of
IXIS Derivatives Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of IXIS Derivatives Inc. (the "Company") at December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of the statement of financial condition in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
March 30, 2006

IXIS Derivatives Inc.
Statement of Financial Condition
December 31, 2005

Assets		
Cash and cash equivalents	$	6,831,156
Securities borrowed		330,793,497
Securities owned, at market value		438,897,665
Securities owned, at market value, pledged		65,134,392
Derivative contracts, at fair value		1,070,970,691
Due from clearing broker, net		8,669,604
Deferred taxes		239,921
Other assets		18,849,089
Total assets	$	1,940,386,015
Liabilities and Stockholder's Equity		
Liabilities		
Short-term borrowings	$	75,300,848
Securities loaned		8,640,000
Derivative contracts, at fair value		528,609,212
Securities sold, but not yet purchased, at market value		349,078,035
Due to affiliates, net		460,206,018
Accrued interest payable		154,406
Other liabilities		190,454,665
Payable to counterparties		185,019,716
Subordinated loan		120,000,000
Total liabilities	$	1,917,462,900
Stockholder's equity		
Preferred stock, $0.01 par value; 1,000 shares authorized, no shares issued or outstanding		-
Common stock, $0.01 par value; 9,000 shares authorized, 300 shares issued and outstanding		3
Additional paid-in capital		30,812,530
Accumulated deficit		(7,889,418)
Total stockholder's equity		22,923,115
Total liabilities and stockholder's equity	$	1,940,386,015

The accompanying notes are an integral part of the statement of financial condition.

1. Business and Organization

IXIS Derivatives Inc. ("Company"), a Delaware corporation, formerly known as CDC Derivatives Inc., is registered with the Securities and Exchange Commission ("SEC") as an over-the-counter ("OTC") derivatives dealer, as defined by SEC Rule 3b-13, whose business consists of eligible OTC derivative instruments, together with related cash management and portfolio management activities.

The Company is a wholly-owned subsidiary of IXIS Capital Markets North America Inc. ("Parent"), which is a wholly-owned subsidiary of IXIS North America Inc. ("IXIS NA"), the ultimate parent of the IXIS North America Group ("Group"). The capital markets entity, IXIS Corporate and Investment Bank ("IXIS CIB") of Paris, France is the sole shareholder of IXIS NA. IXIS CIB is a majority-owned subsidiary of Caisse Nationale des Caisses d'Epargne ("CNCE").

2. Summary of Significant Accounting Policies

Cash and cash equivalents
The Company considers highly liquid debt instruments purchased and not held for resale, with an original or remaining maturity of three months or less at the date of purchase, to be cash equivalents. At December 31, 2005, all cash and cash equivalents were held at major U.S. financial institutions. Cash on deposit with financial institutions may, at times, exceed federal insurance limits.

Derivatives and securities recordation and valuation
The purchases and sales of derivatives and securities are recorded on the trade date in the statement of financial condition. Gains, losses and related expenses resulting from these transactions are reflected on the statement of operations on the trade date.

Derivatives and securities activities are carried at market value or amounts that approximate fair value with unrealized gains and losses recognized in principal transactions, net on the statement of operations. Fair or market value is based on listed market prices or broker-dealer price quotations. To the extent that prices are not readily available, or if liquidating the Company's position is reasonably expected to affect market prices, fair value is based on either internal valuation models or management's estimate of amounts that could be realized under current market conditions, assuming an orderly liquidation over a reasonable period of time. OTC derivative contracts are valued using pricing models that consider, among other factors, current and contractual market prices, time value and yield curves and/or volatility factors of the underlying positions. Because of the inherent uncertainty of internal models or management's estimate of value, the estimated fair value derived may differ significantly from the fair value that would have been used had a ready market existed; these differences could be material.

Fair value of financial instruments
Substantially all of the Company's assets and liabilities are carried at market value or contracted amounts which approximate fair value. Assets which are recorded at contracted amounts approximating fair value consist largely of short-term secured receivables, including reverse repurchase agreements, securities borrowed, customer receivables and certain other receivables. Similarly, the Company's short-term liabilities such as repurchase agreements, securities loaned, customer and non-customer payables and certain other payables are recorded at contracted

amounts approximating fair value. These instruments generally have variable interest rates and short-term maturities, in many cases overnight, and accordingly, their fair values are not materially affected by changes in interest rates or market movements.

Concentrations of credit risk
The Company clears its equity and listed option transactions through an unaffiliated prime broker. The activities may expose the Company to risk in the event that the securities transaction counterparties, including the clearing broker, customers, other broker-dealers and depositories or banks, are unable to fulfill their contractual obligations. The Company's policy is to monitor its credit risk through the process of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business, on a periodic basis.

Securities borrowed and loaned
Securities borrowed represents collateral held at the clearing broker which is subject to margin and other requirements and may not be available for general use, except to close out open short positions.

Securities borrowed and securities loaned are recorded based upon the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash. The amount of collateral required to be deposited for securities borrowed, or received for securities loaned, is an amount generally in excess of the market value of the applicable securities borrowed or loaned. The Company monitors the market value of securities borrowed and loaned, with additional collateral obtained, or excess collateral retrieved, when deemed appropriate.

Due from clearing broker
The balance due from the clearing broker represents the net margin amount due from the broker for settled and unsettled transactions and related activity.

Income taxes
Deferred income taxes are computed for the differences between the financial reporting and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on tax rates applicable to the periods in which the differences are expected to reverse.

The Company is included in the consolidated federal and combined state and local income tax returns filed by IXIS NA.

Interest income, interest expense and dividends
Interest income, interest expense, and dividends are recognized on the accrual basis.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates. Significant estimates include derivatives valuation, as discussed in Derivatives and securities recordation and valuation.

3. Derivatives Contracts

Derivatives contracts are financial instruments, such as futures, forwards, swaps or option contracts, which derive their value from underlying assets, indices, reference rates, or a combination of these factors. Derivatives may involve future commitments to purchase or sell financial instruments, or to exchange interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, securities or indices.

All of the Company's derivative transactions are entered into for trading purposes. The Company uses derivatives in its trading activities to facilitate customer transactions, to take proprietary positions and as a means of risk management. Risk exposures are managed through diversification, by controlling position sizes and by establishing economic hedges in related securities or derivatives. For example, the Company may economically hedge a portfolio of common stock by taking an offsetting position in a related equity-index futures contract.

At December 31, 2005, derivative contracts consist of the following:

	Assets	Liabilities
Equity options contracts	1,064,020,105	494,624,300
Interest rate swaps	6,950,586	-
Equity Swaps	-	33,984,912
	1,070,970,691	528,609,212

Included in option contracts are listed equity options owned, at fair value, which are pledged to the clearing broker, of $65.1 million.

The Company receives collateral in connection with derivative transactions and other secured lending activities. These securities may be used to enter into securities lending or derivative transactions, or cover short positions. As of December 31, 2005, the fair value of securities received as collateral by the Company that it was permitted to sell or repledge was $239.9 million, of which $186.4 million was sold or re-pledged.

The Company also received cash collateral of $32.8 million, included in payable to counterparties on the statement of financial condition.

In some instances the Company enters into written equity put options that meet the definition of a guarantee under FASB Interpretation No. 45 ("FIN 45"). FIN 45 does not require disclosure about derivative contracts if such contracts may be settled in cash and the Company has no basis to conclude that it is probable that the counterparties held, at inception, the underlying instruments related to the derivative contracts. As of December 31, 2005 these derivatives represent a total notional amount of $356.7 million and a fair value of $28.3 million included in the liabilities derivatives contracts line item on the statement of financial condition.

4. Securities Owned, Pledged and Securities Sold, But Not Yet Purchased

At December 31, 2005, securities owned, pledged and securities sold, but not yet purchased consist of equity securities at market value. Substantially all of securities owned have been pledged under individual agreements to repurchase.

Securities sold, but not yet purchased, represent obligations of the Company to deliver specified securities, thereby creating a liability to purchase those securities at current market prices. The Company has recorded these liabilities on the statement of financial condition as of December 31, 2005 at fair value. However, these transactions may result in off-balance-sheet risk if the market price of the securities increases subsequent to December 31, 2005. The Company seeks to limit this risk by holding offsetting securities positions or other financial instruments.

5. Related-Party Transactions

In conjunction with a formal netting arrangement between the Company and members of the Group, the Company settles all receivables and payables with affiliates on a net basis. At December 31, 2005, included in due to affiliates, net, the Company recorded a payable to IXIS Financial Products Inc. ("IXIS FP") of $464.9 million and a receivable from IXIS NA of $5.4 million.

The Company received a financial guarantee in January 2002 which was amended on October 2003 whereby all of the Company's market obligations are fully guaranteed. As a result of the agreement, all of the Company's market obligations are now fully guaranteed by CNCE. Costs associated with such guarantees are borne by an affiliate.

The Company places short-term deposit funds and receives over-night funding from IXIS FP. At December 31, 2005, the net outstanding balance totaled $75.3 million which is disclosed as borrowings on the statement of financial condition. The interest rate on short term borrowings was 4.39% at December 31, 2005.

6. Recent Accounting Pronouncements

Accounting for Hybrid Instruments

In February 2006, the FASB issued Statement of Financial Accounting Standard No. 155 "Accounting for Certain Hybrid Instruments, an amendment of FASB Statements No. 133 and 140" ("SFAS 155"). SFAS 155 contains a variety of provisions which address fair value of hybrid financial instruments containing an embedded derivative, clarifies which Interest Only and Principal Only strips are not subject to SFAS 133, establishes requirements to evaluate securitized financial assets to identify embedded derivatives and addresses certain aspects of SFAS 140 regarding qualifying special purpose entities and their holding certain derivative financial instruments. SFAS 155 is effective for fiscal years beginning after September 15, 2006. The Company is presently evaluating what impact, if any, SFAS 155 will have.

Accounting for Servicing of Financial Assets

In March 2006, the FASB issued Statement of Financial Accounting Standard No. 156 "Accounting for Servicing of Financial Assets", an amendment of FASB Statements No. 140" ("SFAS 156"). SFAS 156 contains a variety of provisions which require an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset, requires separately recognizing servicing assets and servicing liabilities to be initially measured at fair value, permits an entity to choose the amortization or fair value measurement method for recognizing servicing assets and servicing liabilities, and permits a one-time reclassification of available-for-sale securities to trading securities. SFAS 156 is effective for

fiscal years beginning after September 15, 2006. The Company is presently evaluating what impact, if any, SFAS 156 will have.

7. Subordinated Loan

In April 2003, the Company and the Parent entered into a subordinated loan agreement in the amount of $120 million. The loan has a scheduled maturity date of May 15, 2009 and carries an interest rate of three-month LIBOR plus 25 basis points.

The subordinated loan qualifies as equity capital for regulatory purposes. The subordinated loan may only be repaid if the Company is in compliance with various terms of the SEC's Uniform Net Capital Rule. At December 31, 2005, $0.7 million is included in due to affiliates, net, related to accrued interest payable on the loan.

8. Employee Benefit Plan and Employee Incentive Plan

Employees of the Company participate in a 401(k) plan sponsored by IXIS NA. Participation commences at the beginning of the first quarter following the completion of three months of service. The Company matches 50% of employees' contributions up to the maximum amount permitted by the Internal Revenue Code with the matching portion vesting in equal amounts over a three-year period.

The Company's employees also participate in a noncontributory qualified defined benefit pension plan sponsored by IXIS NA. IXIS NA's defined benefit pension plan does not separately identify projected benefit obligations and plan assets attributable to employees of participating affiliates. At December 31, 2005, IXIS NA's defined benefit pension plan was under-funded by $3.9 million.

Certain employees of the Company participate in a Long Term Incentive Plan administered by IXIS NA. The plan provides for grants of units, the value of which is indexed to the consolidated three-year results of the Parent. The cost of the plan is accrued by the Company over the three year vesting period of the units, and is charged to the Company.

9. Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns filed by IXIS NA. For federal, state and local tax purposes, the consolidated tax provision is allocated based on the tax that would have been determined on a separate-return basis. In accordance with a written tax allocation agreement between members of the Group, tax benefits are credited to each company to the extent benefits are utilized by other members of the consolidated group, regardless of whether such benefits could be realized on a stand alone basis.

At December 31, 2005, the deferred tax asset of $0.2 million is primarily related to deferred compensation.

10. Regulatory Requirements

The Company is a registered U.S. broker-dealer, which is subject to the SEC's Uniform Net Capital Rule, and has been granted permission by the SEC to compute its regulatory net capital in accordance with Appendix F of that rule. As of December 31, 2005, the Company had regulatory

net capital, as defined, of $114.4 million, which exceeded the minimum net capital requirement, as defined, by $94.4 million.

The Company is in compliance with the exemptive provisions of Rule 15c3-3.

11. Guarantor Arrangements

The Company clears all of its securities and listed options transactions through a clearing broker. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2005, the Company has recorded no liabilities with regard to the right. During 2005, the Company made no payments to the clearing broker related to these guarantees.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with whom it conducts business.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

12. SEC Rule 15c3-3

The Company has complied with the exemptive provisions of SEC Rule 15c3-3, under sub paragraph (k)(2)(i).